AGREEMENT AND PLAN OF REORGANIZATION


     AGREEMENT AND PLAN OF REORGANIZATION dated this 7th day of March, 1983, by and between Black Butte Petroleum, a Utah Corporation (hereinafter called "Black Butte"), and Triam, Ltd., a Nevada Corporation (hereinafter called "Triam").


                            PLAN OF REORGANIZATION

     The reorganization will comprise in general the conveyance by Black Butte to Triam, of all of the assets of Black Butte, the issuance by Triam, to Black Butte of shares of Triam's common stock, as hereinafter set forth, and the subsequent dissolution of Black Butte with the concomitant distribution of Triam shares to stockholders. The company has set up a subsidiary, Triam, Ltd., a corporation under the laws of the State of Nevada, in which Black Butte owns all outstanding stock. The company proposes to sell all of its' assets and liabilities to Triam in exchange for common stock, thereby changing its domicile from the State of Utah to the State of Nevada. The change of domicile will have the advantage of reducing the future taxes to the company. The change in domicile is made pursuant to the provisions of Section 368(a)(1)(c) of the Internal Revenue Code of 1954, as amended, and in reliance to the exemption provided by the Securities Act of 1933, as amended, Rule 145(a)(2) and 145(a)(3). The company proposes to sell its' assets and liabilities for 19,500,000 shares of Triam, $0.001 (one tenth cent) par value common stock. The company will then effect a distribution of the Triam shares to its shareholders in exchange for their Black Butte stock. The 7,500,000 shares issued to Black Butte when it set up Triam as a subsidiary shall be returned to the Triam treasury. Said shares, when issued, to be restricted and issued for investment purposes only in compliance with Rule 144 of the Securities and Exchange Act of 1933 as amended. The shareholders of Black Butte would then own stock of Triam.


                                  AGREEMENT

     In order to consummate the foregoing plan of reorganization, and in consideration of the promises and of the representations and undertakings herein set forth, the parties agree as follows:

     1. The reorganization, pursuant to the provisions of Section 368(a)(1)(c) of the Internal Revenue Code of 1954, as amended, and the Securities Act of 1933, as amended, Rule 145(a)(2) and 145(a)(3), will involve the acquisition by Triam of all of the property, assets, good will, name, business, and 19,500,000 outstanding common stock shares of Black Butte in exchange solely for Nineteen Million Five Hundred Thousand (19,500,000) shares of one-tenth cent par value common stock of Triam, representing then Seventy-two Percent (72.2%) of Triam's outstanding stock.

     2. Black Butte is a corporation duly organized and existing under the laws of the State of Utah, with authorized capital stock consisting of 100,000,000 shares of common voting stock with a one tenth cent ($0.001) par value per share. Nineteen Million Five Hundred Thousand (19,500,000) of Black Butte's common shares will be duly issued and outstanding upon the consummation of the proposed reorganization.


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     3. It is understood by the parties that the balance sheet of Black Butte as of March 7, 1983, will have no tangible assets and no liabilities other than intangible assets, and Black Butte warrants that such balance sheet fairly represents the financial position of Black Butte as of such date.

     4. It is understood, and Black Butte hereby represents, that Black Butte has good and marketable title to all the properties it purports to convey by this agreement as described in the balance sheet as of March 7, 1983, referred to in paragraph 3., above.

     5. It is understood, and Black Butte represents, that Black Butte is not a party to any pending or threatened litigation which might adversely affect the assets of Black Butte which are to be transferred to Triam.

     6. All taxes which Black Butte is required by law to pay in regard to the assets to be transferred have been or will be duly paid for all periods up to and including the date on which this agreement is signed.

     7. It is understood, and Black Butte represents, that the assets to be transferred by Black Butte have not, since negotiations commenced between the parties, been materially or adversely affected as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike, embargo, confiscation of vital equipment, materials or inventory, or acts of God.

     8. After acquiring 19,500,000 shares of approximately 72.2% of the voting shares of Triam as herein agreed, Black Butte shall dissolve and distribute such shares to its individual shareholders through the company's transfer agent.

     9. Black Butte will bear the cost of its own accounting and attorney's fees, and administrative costs incurred in connection with this transaction.

     10. Black Butte hereby warrants that Black Butte's stock has not been recently listed and quoted in the inter-dealer quotation services, and that the stock will not be listed and quoted at the time the reorganization is completed and effected.

     11. Triam is a corporation duly organized and existing under the laws of the State of Nevada, with authorized capital stock consisting of 100,000,000 shares of common stock with a par value of $0.001 per share, all having full voting power' and of which 7,500,000 shares will have been duly issued and will be outstanding, fully paid and non-assessable on March 7, 1983, to one shareholder, Black Butte, Petroleum, Ltd.

     12. Triam has not caused, and will not cause, suffer nor permit prior to the closing of this reorganization:

          a. Any change in the condition (financial or otherwise) of its assets, liabilities or business.
          b. Any damage, destruction or loss (whether or not covered by insurance) adversely affecting the business or any of the properties of Triam or of any item carried on the accounts of Triam.
          c. Any declaration, setting aside a payment of any dividend or other distribution in respect to any of Triam's capital stock, or any direct or indirect redemption, purchase or other acquisition of any such stock.
          d. Any increase in the compensation payable or to become payable by Triam to any of its officers, employees, or agents, or any bonus payment or arrangement made with any or to any of them.


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          e. Any event or condition of any character adversely affecting the business or properties of Triam shall furnish a statement, which shall be a true and complete statement of Triam's financial condition and of its assets and liabilities, and warrants that no liabilities are outstanding which are not reflected on said balance sheet, excepting liabilities such as attorney' and accountants' fees and administrative costs incurred in connection with this transaction.

     13. Triam shall bear the costs of its own accountants' and attorneys' fees, and its own administrative costs which it incurs in connection with this transaction.

     14. Prior to or at the time of the consummation of this transaction, Black Butte shall furnish to Triam a complete and accurate list of its shareholders and outstanding securities, certified by the transfer agent as of the record date for its shareholders meeting held to consider this transaction.

     15. In exchange for all of the assets of Black Butte, Triam shall issue to Black Butte 19,500,000 shares of its common stock, bringing the total of issued and outstanding shares of Triam to not more than 27,000.000 shares, as of the date the reorganization is to be affected. Upon dissolution, Black Butte shall distribute the Triam shares to its shareholders at the rate of one share of Triam for each one share of Black Butte. No fractional shares shall be issued.

     16. It is understood by and between all the parties hereto that the representations made by the parties in negotiations leading up to this Agreement and terms of this Agreement are material and that the parties have entered into this Agreement in reliance on said representations. In the event Black Butte is held liable for any damage or expense incurred due to Black Butte's reliance on representations made by Triam, then Triam shall indemnify and hold harmless Black Butte for any and all such damage and expenses including, but not limited to, costs and attorney's fees. In the event Triam is held liable for any damage or expense incurred due to Triam's reliance on representations by Black Butte, then Black Butte shall indemnify and hold harmless Triam for any and all such damage and expenses including, but not limited to, costs and attorney's fees.

     17. This agreement and Plan of Reorganization is made and entered into subject to approval of the shareholders of Black Butte, and Triam. Each party shall call a meeting of its shareholders on or before March 22, 1983, in order to obtain shareholder ratification of the Agreement and Plan of Reorganization. If a favorable vote of the shareholders of each party is received at the March 22, 1983 meetings, then the reorganization shall be effected on the 22nd day of March, 1983. If the shareholders of either or both parties hereto shall fail to approve this Agreement and Plan of Reorganization, the parties shall each bear their own costs and damages resulting from the resultant failure of the reorganization. The above timetable and dates may be extended at the request of either party, by mutual agreement of the parties.

     18. At any time prior to the consummation of the Plan of Reorganization on March 22, 1983, the Board of Directors of any of the parties hereto may, by formal resolution of the Board, withdraw from the Agreement and Plan of Reorganization. Notice of such withdrawal, together with a copy of the resolution, shall be served upon the other parties to the contract; and in the event any party exercises its option to withdraw as set forth herein, it is mutually agreed that neither of the parties shall seek to impose any liability upon the other as a result of the failure of the reorganization. Each party will bear its own costs and damages which may result from a


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failure of the reorganization for any reason whatsoever.

     19. This Agreement has been signed by the officers of the respective parties and is subject to approval by the respective Boards of Directors. Such approval shall be by formal resolution, copies of which shall be exchanged by the parties as soon as such approval is received. The Agreement is also expressly made subject to compliance with federal and state laws.

     IN WITNESS WHEREOF, the parties hereto executed this Agreement and Plan of Reorganization on the day and year first written above.


BLACK BUTTE PETROLEUM, LTD., a Utah Corporation



by /s/ George S. Smith
    President



TRIAM, LTD., a Nevada Corporation



by /s/ G. O'Brien Garrett
     President-Director



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